GAMESTOP CORP. LOGO


FOIA Confidential Treatment Request Contained Herein

VIA EDGAR AND BY OVERNIGHT

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                                                                 August 26, 2005

Attention:    Mr. Michael Moran

         Re: GSC Holdings Corporation (the "Company" or "GameStop") Amendment No. 1 to Registration Statement on Form S-4 Filed July 8, 2005
              File No. 333-125161

              Electronics Boutique Holdings Corp. ("Electronics Boutique") Form 10-K/A for the Fiscal Year Ended January 29, 2005
              Filed May 20, 2005
              Form 10-Q for the Fiscal Quarter Ended April 30, 2005
              Filed June 9, 2005
              File No. 0-24603

Dear Mr. Moran:

     We are writing in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that were contained in your letter dated August 9, 2005. Please note that the numbered paragraphs below correspond to the paragraph numbers contained in your comment letter.

1. As requested, we will revise applicable disclosures to address comments in the future for both GameStop and Electronics Boutique.

The following response covers comment numbers 2 through 4 and number 8:

While we have two classes of common stock, Class A and Class B, the classes have the same rights with the exception of voting rights, with one vote per share for the Class A common stock and 10 votes per share for the Class B common stock. Paragraph 61 of FAS 128 discusses using a two class method of computing earnings per share based upon dividends declared and participation rights in undistributed earnings. There are no differences in rights to dividends or participation in undistributed earnings between our two classes of common stock. We will change the earnings per share lines on the face of the income statement in our amended Forms 10-K and 10-Q to "Net earnings per Class A and Class B common share..." Our amended Forms 10-K and 10-Q and future filings will contain the following form of disclosure:

x.   Computation of Net Earnings per Common Share

     The Company has two classes of common stock and computes earnings per share using the two-class method in accordance with Financial Accounting Standard No. 128 Earnings per Share. As discussed in Note XX, the holders of the Company's Class A and Class B common stock have identical rights to dividends or to distributions in the event of a liquidation, dissolution or winding up of the Company. Accordingly, the earnings per common share for the two classes of common stock are the same. A reconciliation of shares used in calculating basic and diluted net earnings per common share follows:


                                                                         52 Weeks         52 Weeks       52 Weeks
                                                                           Ended            Ended          Ended
                                                                        January 29,      January 31,    February 1,
                                                                           2005             2004           2003
                                                                        -----------      -----------    -----------
                                                                           (In thousands, except per share data)
Net earnings                                                            $   60,926       $   63,467     $   52,404
                                                                        ==========       ==========     ==========
Weighted average common shares outstanding
    Class A                                                                 20,683           20,321         20,280
    Class B                                                                 33,979           36,009         36,009
    Weighted common shares outstanding                                      54,662           56,330         56,289
                                                                        ----------       ----------     ----------

Dilutive effect of options and warrants on Class A common stock              3,134            3,434          4,130
                                                                        ----------       ----------     ----------
Common shares and dilutive potential common shares                          57,796           59,764         60,419
                                                                        ==========       ==========     ==========
Net Earnings per Class A and Class B common share:
Basic                                                                   $     1.11       $     1.13     $     0.93
                                                                        ==========       ==========     ==========
Diluted                                                                 $     1.05       $     1.06     $     0.87
                                                                        ==========       ==========     ==========


5. The inventory to be acquired in the merger is in the form of finished goods. As required by paragraph 37(c)(1) of FAS 141, finished goods inventory is to be valued at estimated selling price less the costs of disposal and a reasonable profit allowance for the selling effort of the acquiring entity. A significant portion of the inventory to be acquired is located in the retail stores and is readily available for sale without costs of disposal. The inventory located in distribution centers would incur disposal costs to get it to the retail stores to be sold, however, theses costs are considered to be immaterial. Management believes that the products to be acquired are substantially similar to the products currently sold by GameStop and that the current carrying value of the inventory to be acquired reflects the anticipated reasonable profit allowance. Thus, management does not believe that the value of the acquired inventory, as defined by paragraph 37(c)(1) of FAS 141, will differ materially from the amounts carried on Electronics Boutique's balance sheet.

6. The basis of the $995.4 million allocated to goodwill was the result of the allocation of the purchase price, as specified on page 135 of the Registration Statement, to the tangible and intangible assets identified, less the liabilities assumed. There were no amounts allocated to trademarks and trade names (such as EB Games) because management's intention is to re-brand the EB Games stores under the GameStop name.

     Based on a preliminary valuation, we will allocate approximately $13.2 million to the value of favorable contractual lease agreements for approximately 200 leases with favorable rates relative to market rates. In addition, we will be recording a liability of approximately $14.4 million for the value of unfavorable contractual lease agreements for approximately 320 leases with unfavorable rates relative to market rates, as required by paragraph 37(k) and A24 of FAS 141.

7. We will revise the information on pages 138 and 139 to ensure that the footnote references correspond properly.

     If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 817-424-2130.


                                    Very truly yours,

                                    /s/ David W. Carlson
                                    ----------------------------
                                    David W. Carlson
                                    Executive Vice President and
                                    Chief Financial Officer